Filed by Check-Cap Ltd.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
Check-Cap Ltd.
Keystone Dental Holdings, Inc.

Commission File No.: 001-36848
Date: August 17, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For August 2023

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Form 6-K (other than Exhibits 99.1 and 99.2) are hereby incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File Nos. 333-226490 and 333-259666, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Business Combination Agreement

On August 16, 2023, Check-Cap Ltd. (the “Company”, or “Check-Cap”), entered into a business combination agreement (the “BCA”) with Keystone Dental Holdings, Inc., a Delaware corporation (“Keystone”), Capstone Dental PubCo, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Keystone (“PubCo”), Capstone Merger Sub Ltd., an Israeli company and a direct, wholly owned subsidiary of PubCo (“Israeli Merger Sub”), and Capstone Merger Sub Corp., a Delaware corporation and a direct, wholly owned subsidiary of PubCo (“U.S. Merger Sub”).

Pursuant to the BCA, (a) Israeli Merger Sub will merge with and into the Company (the “Israeli Merger”), with Check-Cap surviving the Israeli Merger as a direct, wholly owned subsidiary of PubCo, and (b) concurrently with or immediately following the Israeli Merger, U.S. Merger Sub will merge with and into Keystone (the “U.S. Merger” and, together with the Israeli Merger, the “Business Combination”), with Keystone surviving the U.S. Merger as a direct, wholly owned subsidiary of PubCo.

For U.S. federal income tax purposes, (a) it is intended that the U.S. Merger will qualify as a “reorganization” under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) taken together, the Business Combination will qualify as an exchange under Section 351 of the Code, and (b) the BCA is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Business Combination within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder.

At the effective time of the Israeli Merger (the “Israeli Merger Effective Time”) (a) each Check-Cap ordinary share issued and outstanding immediately prior to the Israeli Merger Effective Time (other than treasury and dormant shares) will automatically convert into a number of shares of PubCo common stock, par value $0.01 per share (“PubCo Common Stock”) equal to the Check-Cap exchange ratio, (b) each Check-Cap option, unvested RSU and so-called CLA warrants that are outstanding immediately prior to the Israeli Merger Effective Time will automatically expire, (c) each vested Check-Cap RSU that is outstanding and unsettled immediately prior to the Israeli Merger Effective Time shall automatically convert into PubCo Common Stock, based on the number of ordinary shares underlying the RSUs and the Check-Cap exchange ratio, and (d) any outstanding and unexercised warrants with a change of control redemption feature that are not redeemed in accordance with their terms will be complied with by PubCo in accordance with their terms.

At the effective time of the U.S. Merger (the “U.S. Merger Effective Time”) (a) each share of Keystone common stock issued and outstanding immediately prior to the U.S. Merger Effective Time (excluding Keystone dissenting shares and Keystone treasury shares) will be canceled and converted into the right to receive the number of shares of PubCo Common Stock equal to the Keystone exchange ratio, and (b) each Keystone option and warrant outstanding immediately prior to the U.S. Merger Effective Time will be assumed by PubCo in accordance with their terms, subject to appropriate adjustment of the number of shares of common stock and exercise price thereof based on the Keystone exchange ratio.

Under the exchange ratio formulas in the BCA, upon the closing of the Business Combination Agreement, Check-Cap security holders are expected to own approximately 15% of PubCo while Keystone security holders are expected to own approximately 85% of PubCo, on a fully-diluted basis and assuming a Check-Cap net cash target of $22.3 million. The ownership percentages may be subject to adjustment based on Check-Cap’s net cash at closing.

The BCA contains customary representations, warranties and covenants made by the parties, including covenants relating to obtaining the requisite approvals of the security holders of Check-Cap and Keystone, indemnification of directors and officers, and Check-Cap’s and Keystone’s conduct of their respective businesses between the date of signing of the BCA and the closing.

PubCo expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus describing the Business Combination and the shares of PubCo Common Stock to be issued in the Business Combination, and Check-Cap expects to file a proxy statement relating to a shareholder meeting to be held in connection with the Business Combination.

The closing is subject to satisfaction or waiver of certain conditions including, among other things, (i) the registration statement on Form S-4 referred to above having been declared effective by the SEC, (ii) the required approvals by the parties’ shareholders, (iii) Nasdaq listing approval with respect to PubCo Common Stock having been obtained, and the shares of PubCo Common Stock to be issued in the Business Combination pursuant to the BCA having been approved for listing (subject to official notice of issuance) on Nasdaq, (iv) any waiting period applicable to the consummation of the Business Combination under any applicable antitrust law having expired or been terminated, (v) at least 50 days having elapsed after the filing of the Israeli merger proposal with the Israeli Companies Registrar and at least 30 days having elapsed after the Check-Cap shareholder approval and the Israeli Companies Registrar having issued a certificate evidencing the Israeli Merger; (vi) the receipt of a no-action letter from the Israeli Securities Authority, (vii) the receipt of certain israeli tax rulings, and (viii) approval of the Israeli District Court with respect to the distribution of Check-Cap cash following the closing.

The BCA contains provisions granting both Check-Cap and Keystone the right to terminate the BCA for certain reasons, including, among others, (i) the Business Combination not having been consummated by January 31, 2024 (subject to certain exceptions and to potential automatic extension, the “Termination Date”), (ii) any governmental authority having issued an order, decree or ruling, or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) enjoining or prohibiting the Business Combination, or (iii) under certain conditions, there having been a material breach of any of the representations, warranties, covenants or agreements set forth in the BCA by a party to the BCA. The BCA further provides that if the BCA is terminated under certain circumstances, Check-Cap may be required to pay to Keystone a nonrefundable fee in the amount of $1,500,000 and reimburse Keystone for up to $1,500,000 of its expenses, and Keystone may be required to pay to Check-Cap a nonrefundable fee in the amount of $4,000,000, and reimburse Check-Cap for up to $1,000,000  of its expenses.

After the closing, management of PubCo is expected to consist of the current management of Keystone while the board of directors of PubCo shall consist of individuals designated by Keystone except that for a board of up to seven members, Check-Cap may designate one initial member and for a board of greater than seven members, Check-Cap may designate two initial members.

The foregoing summary does not purport to be a complete description and is qualified in its entirety by reference to the full text of the BCA, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The BCA is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about Check-Cap, Keystone, the other parties to the BCA or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the BCA were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the BCA, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the BCA instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Keystone, Check-Cap, the other parties to the BCA or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the BCA, which subsequent information may or may not be fully reflected in public disclosures by Check-Cap and Keystone. The BCA should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Business Combination that will be contained in, or incorporated by reference into, the registration statement that PubCo will file in connection with the Business Combination, as well as in the other filings that each of Check-Cap and PubCo make with the SEC.

Support Agreements

Concurrently with the execution of the BCA, stockholders of Keystone who beneficially own approximately 83% of the outstanding Keystone common stock have entered into support agreements with Check-Cap (the “Support Agreements”) to vote all of their shares of Keystone in favor of the BCA, the U.S. Merger and all other transactions contemplated thereby and against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Keystone under the BCA or that would reasonably be expected to result in the failure of the transactions from being consummated, except in connection with the exercise of any of Keystone’s rights under the BCA. The Support Agreements also place certain restrictions on the transfer of the shares of Keystone held by the respective signatories thereto.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Support Agreement, which is filed herewith as Exhibit 99.2 and is incorporated by reference herein.

Lock-Up Agreements

Concurrently with the execution of the BCA, certain officers and directors of Check-Cap, and certain officers, directors and stockholders of Keystone, entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which such officers, directors and stockholders accepted certain restrictions on transfers of the shares of PubCo Common Stock held by such officer, director or stockholder during the period commencing upon closing and ending on the date that is 180 days after the date of closing.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Lock-Up Agreement, which is filed herewith as Exhibit 99.3 and is incorporated by reference herein.

Press Release

On August 16, 2023, Check-Cap and Keystone issued a joint press release, announcing, among other things, the entry into the BCA. The press release contains statements intended as “forward-looking statements” which are subject to the cautionary statements about forward-looking statements set forth therein. A copy of this press release is furnished and attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Check-Cap and Keystone will host a joint conference call on August 17, 2023 at 8.30 a.m. Eastern Time to discuss the proposed Business Combination. The call can be accessed by dialing (877) 269-7751 (U.S. and Canada) or (201) 389-0908 (international) and entering passcode 13740624. A link to the live webcast, including the presentation of corporate slides, can be accessed at the following link: https://viavid.webcasts.com/starthere.jsp?ei=1628885&tp_key=839f04cd17. To access a subsequent archived recording, visit the “Events & Presentations” section of the Check-Cap website at https://ir.check-cap.com/events-and-presentations, or the “Events” section of the Keystone website at https://keystonedental.com/pages/events. The slide presentation to be used by Check-Cap and Keystone during the joint conference call is furnished and attached hereto as Exhibit 99.5 and is incorporated herein by reference. The slides contain statements intended as “forward-looking statements” which are subject to the cautionary statements about forward-looking statements set forth therein.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Form 6-K may constitute “forward-looking statements”. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies of Check-Cap and/or Keystone regarding the future including, without limitation, statements regarding Keystone’s technology and the benefits of tooth replacement solutions, expectations regarding the ownership structure of the combined company, the structure, timing and completion of the business combination and the executive and board structure of the combined company. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “ could,” “estimate,” “ expect,” “ intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “ should,” “ strive,” “would,” “aim,” “target,” “commit,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions; the outcome of any legal proceedings that may be instituted against Keystone or Check-Cap following the announcement of the business combination; the inability to complete the business combination, including due to the inability to concurrently close the mergers or due to failure to obtain approval of the shareholders of Check-Cap; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, or delays in completing regulatory reviews, required to complete the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth, maintain relationships with customers and suppliers and retain key employees; costs related to the business combination; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; other risks and uncertainties indicated from time to time in the registration statement on Form S-4 which is expected to be filed by PubCo with the SEC and other risks, uncertainties and factors set forth under “Risk Factors” therein as well as in the sections entitled “Risk Factors” in Check-Cap’s Report on Form 6-K furnished to the SEC on August 4, 2023, and its other filings with the SEC, as well as factors associated with companies, such as Keystone and Check-Cap, that operate in the life science industry. Nothing in this Report on Form 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Report on Form 6-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Check-Cap nor Keystone undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or in the events, conditions or circumstances on which any such statement is based. This Report on Form 6-K does not purport to summarize all of the conditions, risks and other attributes of an investment in Keystone, Check-Cap or the combined company.

Important Additional Information and Where to Find It

In connection with the Business Combination, PubCo intends to file with the SEC a registration statement on Form S-4 and that will constitute a prospectus with respect to shares of common stock of PubCo to be issued in the Business Combination and Check-Cap intends to deliver a proxy statement to its shareholders in connection with the special meeting of its shareholders. Check-Cap and PubCo may also file other documents with the SEC regarding the Business Combination. This Report on Form 6-K is not a substitute for the prospectus or any other document which PubCo or Check-Cap may file with the SEC. INVESTORS, KEYSTONE SECURITY HOLDERS AND CHECK-CAP SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY PUBCO OR CHECK-CAP WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND RELATED MATTERS. Investors, Keystone security holders and Check-Cap security holders will also be able to obtain free copies of the prospectus (when available) and other documents containing important information about Check-Cap, Keystone and the business combination that are or will be filed with the SEC by Check-Cap or PubCo through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Check-Cap, Keystone, PubCo and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the shareholders of Check-Cap in connection with the Business Combination. Information about Check-Cap's directors and executive officers is set forth in Check-Cap's Annual Report on Form 20-F for the year ended December 31, 2022 which was filed with the SEC on March 31, 2023. Information about Keystone's directors and executive officers will be set forth in the prospectus (when available). Other information regarding the interests of such individuals, as well as information regarding other persons who may be deemed participants in the Business Combination, will be set forth in the prospectus, the proxy statement and other relevant materials to be filed or submitted with the SEC when they become available. Investors, Keystone security holders and Check-Cap security holders and other readers should read the prospectus and the proxy statement carefully when they become available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Exhibits

Exhibit No.	Description

99.1
Business Combination Agreement dated August 16, 2023, by and among Keystone Dental Holdings, Inc., Check-Cap Ltd., Capstone Dental PubCo, Inc., Capstone Merger Sub Ltd., and Capstone Merger Sub Corp. *

99.2	Form of Support Agreement, dated August 16, 2023, by and between Keystone Dental Holdings, Inc., Check-Cap Ltd. and each of the stockholders named therein.

99.3	Form of Lock-Up Agreement, dated August 16, 2023, by each of the parties named therein.

99.4	Press release, dated August 16, 2023, titled “Keystone Dental Holdings Signs Definitive Business Combination Agreement to Acquire Check-Cap Ltd.”

99.5	Slide Presentation, dated August 17, 2023.

*
All schedules and exhibits to the BCA have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: August 17, 2023		Title: Chief Executive Officer